BY-LAWS

                                      OF

                              CHILESAT CORP S.A.




















                         Santiago, Chile, January 2003


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                                    BY-LAWS
                               CHILESAT CORP S.A.

SECTION ONE.
NAME, DOMICILE, DURATION AND OBJECT..........................................1

SECTION TWO.
CAPITAL AND SHARES...........................................................1

SECTION THREE.
ADMINISTRATION...............................................................2

SECTION FOUR.
MANAGEMENT...................................................................3

SECTION FIVE.
SUPERVISING THE ADMINISTRATION...............................................3

SECTION SIX.
SHAREHOLDERS' MEETINGS.......................................................4

SECTION SEVEN.
BALANCE SHEETS, ANNUAL REPORT AND THE DISTRIBUTION OF PROFITS................6

SECTION EIGHT.
DISSOLUTION AND WINDING UP...................................................6

SECTION TEN.
PROVISIONAL ARTICLES.........................................................7


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                                    BY-LAWS
                              CHILESAT CORP S.A.




                                 SECTION ONE.
                     NAME, DOMICILE, DURATION AND OBJECT.


       Article One: A stock corporation is incorporated under the name of "CHILESAT CORP S.A.".

       Article Two: the company's domicile will be the city and municipality of Santiago, regardless of the fact that the company may establish itself in other cities in the country and abroad.

       Article Three: The company will have an indefinite duration.

       Article Four: The company 's object will be that of rendering all kinds of services and undertaking any type of business in the area of telecommunications, either on its own or through third parties and the purchase and sale and, in general, the acquisition and assignment of shares, bonds, debentures, commercial bills and any type of loan securities or investments.




                                 SECTION TWO.
                              CAPITAL AND SHARES.


       Article Five: Corporate capital amounts to the sum of 181,489,545,428 pesos (one hundred and eighty one thousand four hundred and eighty nine million five hundred and forty five thousand four hundred and twenty eight pesos), split up into 469,105,851 (four hundred and sixty nine million one hundred and five thousand eight hundred and fifty one) ordinary registered shares, all of the one same series, each with the same value and without any par value, regardless of whatever amendments to the capital and the value of the shares might take place legally and in accordance with the law.


       Article Six: As regards the titles to the shares themselves, their issue, payment, delivery, replacement, loss, theft, robbery, disability, exchange and any other pertinent operations as well as in relation to the Shareholders' Register, the transfer, transmission, establishment of real rights, prohibition and any other acts or contracts referring to the shares and their effects, the legal and regulatory rules will be observed.

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                                SECTION THREE.
                                ADMINISTRATION.


       Article Seven: The company will be administered by a board consisting of 9 members chosen by the shareholders. It will not be necessary to be a shareholder to become a company director.

       Article Eight: The Board will sit for a period of three years, at the end of which all of its members will cease in their functions, regardless of the fact that the Shareholders may reelect one or more of them indefinitely.

       Article Nine: A director's duties will be exercised collectively when they have been legally established. Board meetings may be held with the presence of a minimum of 5 of its members and any agreements will be adopted by an absolute majority of the directors attending with voting rights. There will not be any casting vote.

       Article Ten: The Board will meet normally at least once a month.

       Article Eleven: The Directors will cease in their jobs for any legal reasons.

       Article Twelve: Any Director who no longer acts as such will be replaced by whomsoever the Board appoints.

       Article Thirteen: All Directors will be remunerated annually as fixed by the Annual General Meeting of Shareholders.

       Article Fourteen: At the first meeting that is held of the Board after it has been elected, a Chairman and a Vice-Chairman will be appointed from among its members, who will also act as such during the General Shareholders' Meetings as well as being the Company Chairman and Vice-Chairman respectively. In the Chairman's absence, the Vice-Chairman will take his place. The General Manager or whosoever is appointed to do so, will act as Secretary to the Board.

       Article Fifteen: The Board will represent the company in and out of court so that it might fulfill its corporate objective and it will have the widest possible powers as well as those of administration and disposal, except those that the Law or these by-laws mention as being the exclusive function of the Shareholders. The Board may delegate part of its powers in the managers, assistant-managers or the company's legal counsel, in a Director or in a commission of Directors and, for specially determined cases, in anybody else.

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       Article Sixteen: All deliberations and agreements reached by the Board will be consigned to a Book of Minutes that will be kept with all of the formalities established in Law eighteen thousand and forty six and its rules.




                                 SECTION FOUR.
                                  MANAGEMENT.


       Article Seventeen: The Company will have a General Manager and whatever number of managers the Board determines. All of them will be appointed by the Board which will also fix their attributions and duties, being able to substitute them at will.

       Article Eighteen: The General Manager will be in charge of: a) studying whatever business is necessary for the company, seeing them through and bringing them to fruition in accordance with the Board's instructions and agreements; b) act as Secretary to the Board at Shareholders' Meetings and keep the books corresponding to the minutes of all sessions; c) manage all of the company's branches and uphold all of the company's rights in whatever business it might engage with outsiders with which it might be dealing; d) legally represent the Company, in accordance with the terms of the Law; e) represent the Company out of court in whatever non-judicial matters and contracts are needed to be entered into, in accordance with whatever mandate is granted by the Board; f) appoint and remove the Company's personnel and fix their remuneration, whenever the Board confers upon him such powers, regardless of the same attributions being exercised by the Board; g) supervise all of the conduct of employees belonging to the Company, inspect all businesses inside and outside the registered address, correct any faults he might find in their functions and propose to the Board whatever measures of major importance the case might need; h) generally speaking, administer corporate business in accordance with the rules handed down by the board and comply with whatever agreements the latter might adopt.




                                 SECTION FIVE.
                        SUPERVISING THE ADMINISTRATION.


       Article Nineteen: The Annual General Meeting of Shareholders shall annually appoint independent external auditors chosen from among those listed in the pertinent Register that is kept by the Regulatory Body for Securities and Insurance, whose duty it will be to examine the accounts, inventory, balance sheet and other financial statements, being obliged to report at the next General

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Meeting on how it has conducted its mandate, during which it will be able to speak but without a vote.

       Article Twenty: The external auditors shall comply with all requirements, obligations, duties and other attributions that are mentioned in the Regulations of Law Eighteen thousand and forty six.




                                 SECTION SIX.
                            SHAREHOLDERS' MEETINGS.


       Article Twenty One: The shareholders will meet at the Annual General or at Extraordinary Meetings. Either will be summoned by the Board and the summons will be undertaken in the manner and conditions established in the regulations found in Law Eighteen thousand and forty six.

       Article Twenty Two: All of the those Meetings that are attended by all of the shares with voting rights will be considered as valid, even when the formalities required by the summons have not been complied with.

       Article Twenty Three: All Annual Meetings of Shareholders will be summoned by the Board and will take place once a year within the first four months after the closure of the corresponding balance sheets and their object will be to deal with the matters mentioned in article fifty six of Law Eighteen thousand and forty six.

       Article Twenty Four: All Extraordinary Meetings of Shareholders will take place whenever, in the opinion of the Board, the company's interests are at stake and they will be devoted to dealing with the matters mentioned in article fifty six of Law Eighteen thousand and forty six.

       Article Twenty Five: In any event, the Board shall summon an Annual or an Extraordinary Meeting of Shareholders, whichever the case may be, whenever asked to do so by shareholders representing at least ten per cent of the shares issued with voting rights, mentioning in their request the matters to be dealt with at the Meeting, or if it is required by the Superintendency of Securities and Insurance whilst going about its lawful duties and regardless of its powers to summon them directly.

       Article Twenty Six: Except for cases in which the Law or these by-laws establish greater majorities, the Annual and the Extraordinary Meetings of Shareholders will sit in the first instance with an absolute majority of shares with voting rights issued and, in the second instance, with as many as are present or represented, whatever their number might be. All resolutions will be adopted by

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an absolute majority of votes to which the shares present
or represented are entitled.

       Article Twenty Seven: Notwithstanding what is set forth in the previous article, the favorable vote of an absolute majority of all shares issued with voting rights will be necessary to adopt resolutions at Extraordinary Meeting of Shareholders that mean reforming the by-laws and the favorable vote of two thirds of all shares issued with voting rights will be needed for adopting resolutions relating to the following matters: The transformation of the company, its division or merger with another company; its premature dissolution or any amendment to its duration; any changes in its registered address; any reduction in capital; the approval of contributions and an estimate of property not consisting of money; any amendment to the powers reserved for a shareholders' meeting or regarding any restraints to the Board's attributions or a reduction in the number of its members; any assignment of the company's assets and liabilities and the manner in which corporate profits are to be distributed. The creation of new preferences or the amendment or suppression of existing ones shall be approved with the positive vote of two thirds of all shares of whatever series are involved.

       Article Twenty Eight: Only those owners of shares listed in the share register five days prior to the corresponding meeting that will take place may take part in it with a right to vote and to speak. Each share listed in the manner mentioned will give its owner the right to one vote. When electing the Board, each shareholder will have one vote per share of whatever series he/she owns or represents, being able to accumulate their votes in favor of one sole person or distribute them in whatever way they might deem. Those directors will be elected who, at the same vote, obtain the highest majority of the corresponding series of shares, until such time as the number of posts vacant corresponding to that series have been elected.

       Article Twenty Nine: The shareholders may be represented at the Meetings by anybody else, even by someone who is not a shareholder. The mandate shall be granted in writing in accordance with the text set forth by the Regulations of Law Eighteen thousand and forty six and it shall be conferred for all of the shares owned by the principal and with which he/she is entitled to vote in accordance with the preceding article.

       Article Thirty: All deliberations and agreements reached during the Shareholders' Meetings will be left on record in a book of minutes that will be kept with all of the formalities called for and established in Law eighteen thousand and forty six and its regulations.

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                                SECTION SEVEN.
             BALANCE SHEETS, ANNUAL REPORT AND THE DISTRIBUTION OF
                                  PROFITS


       Article Thirty One: the Company will prepare a General Balance Sheet of its operations as of December thirty one of each year which, together with a reasoned annual report regarding the company's situation during the previous year and the report submitted by the external auditors, will be submitted for the consideration of the Annual General Meeting of Shareholders.

       Article Thirty Two: Unless otherwise agreed by the corresponding meeting of shareholders, by the unanimity of all of the shares issued, the company will distribute annually to its shareholders at least 30% of all net profits for each year as a dividend.

       Article Thirty Three: All dividends will be paid exclusively out of the net profits for the year or from whatever had previously been withheld coming from balance sheets approved by a meeting of shareholders. Notwithstanding the foregoing through, the board may distribute provisional dividends during the year that are debited to the profits thereof, so long as no accumulated losses are accruing.




                                SECTION EIGHT.
                          DISSOLUTION AND WINDING UP.


       Article Thirty Four: The company will be dissolved for any causes mentioned in Law eighteen thousand and forty six.

       Article Thirty Five: Once the company has been dissolved, it will be wound up by a Receivership Commission consisting of three members selected by the Shareholders. The receivers will spend three years on the job and may be reelected once only.

       Article Thirty Six: The Receivership Commission will act together with two members and may only undertake those acts and enter into those contracts that that are directly related to the winding up of the company, regardless of the possibility of them being able to undertake occasional or provisional operations concerning the business, so as to obtain the best performance from the corporate assets. Despite the judicial representation held by the Chairman, the Receivership Commission, in accordance with the law, will judicially and non-judicially represent the company and will be invested with whatever powers of administration and disposal are provided for by law or which are not established

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as being the exclusive functions of the Shareholders, without it being necessary to grant it any special power of attorney, all of which will be in accordance with the terms of and limitations established in article one hundred and fourteen of Law eighteen thousand and forty six.

       Article Thirty Seven: The articles of this by-law and Law eighteen thousand and forty six referring to Directors will apply to the receivers, insofar as it concerns them.

       Article Thirty Eight: Any doubts and difficulties that arise between the shareholders in their capacity as such or between them and the company or its administrators, be that whilst the company is a going concern or pending it being wound up and such doubts or difficulties are related to this company contract or with these by-laws or they refer to an appraisal of the existence or nonexistence, validity, execution, termination or dissolution or any other matter related directly or indirectly to them, will be resolved by an arbitrator who will act as a legal arbitrator regarding the ruling and as an arbitrator in equity as regards procedure. The arbitrator will act without any form of tribunal and he will be invested with the widest possible powers and against whose resolutions there will be no appeal whatsoever. He will also be empowered, should there be a disagreement among the parties as to procedure, to fix it with entire freedom, even that concerning the system of notifications, but the primary one shall always be done in accordance with the rules set forth in Section Six of Book One of the Civil Proceedings Code. The arbitrator will be appointed by the parties in conflict and, lacking an agreement, by any Civil Court in the City of Santiago that is on duty when the appointment is requested of it, in which case the appointment will fall, out of necessity, upon someone who has acted as a lawyer and who has been a member of the Supreme Court for at least two periods. The foregoing is regardless that should a conflict arise, the plaintiff may doubt the appropriateness of the arbitrator and submit the decision to the lower courts.




                                 SECTION TEN.
                             PROVISIONAL ARTICLES.


       Provisional Article One: The corporate capital amounting to the sum of 181,489,545,428 (one hundred and eighty one thousand four hundred and eighty nine million five hundred and forty five thousand four hundred and twenty eight pesos) includes: (i) the legal capitalization of the revaluing of its own capital as of December 31 2001, according to the general balance sheets approved at an ordinary Meeting of Shareholders held on April 30 2002 and (ii) the legal reduction of the corporate capital that operated as of May 30 2002 and

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which consists of the declaration made by the Company's General Manager according to a public deed dated June 7 2002 granted in the Notary Public of Santiago of Rene Benavente Cash.

       The corporate capital referred to is split up into 469,105,851 (four hundred and sixty nine million one hundred and five thousand eight hundred and fifty one) ordinary registered shares, all of the one same series, each with the same value and without any nominal value, all of which have been fully subscribed and paid for.

       Provisional Article Two: The 469,105,851 ordinary registered shares, all of the one same series, each with the same value and without any nominal value into which the corporate capital is split, consist of the following:

       (A) At an Extraordinary Meeting of Shareholders of the Company held on January 30 2002, it was agreed to increase the corporate capital to 361,782,050,877 pesos, split up into 7,586,902,285 registered shares of Series A and 7,289,376,705 registered shares of Series B, with the issue of 7,470,659,529 shares of the one same Series A and 7,177,692,488 shares of Series B.

       (B) At an Extraordinary Meeting of Shareholders held on March 25 2002, it was agreed to extend until May 30 2002 the deadline for subscribing and paying for the previously mentioned shares.

       (C) When the deadline for subscription and payment of the shares already mentioned fell due, only a total of 4,473,131,538 new fully paid up shares had been subscribed at the value fixed by the aforementioned Extraordinary Meeting of Shareholders, of which 4,051,796,724 shares belonged to Series A and the remaining 411,334,814 shares belonged to Series B.

       (D) According to the public deed drafted by the General Manager on June 7 2002 and granted in the Notary Public of Santiago of Rene Benavente Cash, the Company's capital, including the revaluation corresponding to the year ending on December 31 2001, in accordance with the general balance sheets approved by the Ordinary Meeting of Shareholders held on April 30 2002, now stood at a total of 181,489,545,428 pesos, split up into 4,168,039,480 shares of Series A and 523,019,031 shares of Series B, all registered with the same value and without any nominal value, totally subscribed and paid for.

       (E) In accordance with what is set forth in Permanent Article Five of the corporate by-laws, the division of the capital into series of shares

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                with different preferences, expired on July 9
                2002, when the corporate capital was split up into 4,691,058,511 ordinary registered shares, all of the one same series, each with the same value and without any nominal value. The foregoing was reported to the shareholders at the Extraordinary Meeting of Shareholders held on July 17 2002.

       (F) By agreement adopted at the Extraordinary Meeting of Shareholders of the Company held on July 17 2002, the number of shares into which the corporate capital was split was reduced tenfold, without modifying the amount thereof which, as of that date, amounted to 4,691,058,511 shares, fully subscribed and paid for, standing at 469,105,851 ordinary registered shares of one and the same series, all of the same value and without any nominal value. As a result of the foregoing, the Company's shareholders now became the holders of one new Company share for every 10 old shares they possessed and they were obliged to exchange the share certificates accordingly.

                At that Meeting, the board was authorized to adopt whatever resolutions were necessary for bringing about the exchange of share certificates issued by the Company to its shareholders, for others that, besides reflecting that all of the shares issued by the Company refer to one and the same ordinary series without any preferences, they now represented the new number of shares into which the capital had been split and the new number of shares which each shareholder now held. Moreover, the Board was authorized to fix the date as from when the share exchange came into force, as well as fixing the procedure that would be followed therefor. Regarding any fractions that might arise as a result of the reduction of the number of shares and their corresponding exchange, it was agreed that (i) Any fractions of shares that occurred would be rounded down to the next whole number; (ii) No shareholder would lose his status as such; meaning, he would not be left with less than one share as a result of the reduction in the number of shares; (iii) The Company would proceed to sell all of the shares that arose out of the fractions mentioned, and the proceeds from such sale would accrue to the owners of such fractions; and (iv) Each one of the shareholders and owners of the fractions of shares that had been rounded down to the next whole number as mentioned previously, would be given the value of such fraction in accordance with the sale price per share of the shares resulting therefrom, and such payment would be at the shareholders' disposal as from the day after the exchange had taken place.

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                Finally, regarding the ADRs representing Company shares, it was agreed to authorize the Board to do whatever was necessary, make requests and reach agreements that would reflect the reduction of shares agreed at the Shareholder Meeting, being also authorized to agree to the exchange, procedures, times and any other terms and conditions and, generally speaking, being able to perform and enter into whatever acts and contracts that were required or deemed necessary for this purpose.





PROVISIONAL ARTICLE THREE : Although fully lawful and according to the letter of the law, the merger by absorption of Comunicaciones Chile S.A. and the dissolution of Inversiones Intex because of all of its shares are held by Telex-Chile S.A. means that the latter now becomes the legal successor of both, taking charge of all of their responsibilities and rights, it is hereby declared that Telex-Chile S.A. assumes and become liable for all of the obligations of such companies, specially those of a tax nature, for the purposes established in article 69 paragraph two of the Tax Code


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